UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park

Rehovot 76706, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       ☐

Rosetta Genomics Ltd.

On August 2, 2012, Rosetta Genomics Ltd. (“Rosetta”) entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”) related to a public offering of 5,500,000 of Rosetta’s ordinary shares at a public offering price of $5.00 per share (the “Offering”). Under the terms of the Underwriting Agreement, Rosetta has granted the Underwriter an option, exercisable for 45 days, to purchase up to an additional 825,000 of Rosetta’s ordinary shares at the same price. The Offering is expected to close on August 8, 2012, subject to the satisfaction of customary closing conditions.

In addition to an underwriting discount of $0.35 per share, a non-accountable expense allowance of $0.05 per share and reimbursement of certain expenses, the Underwriter will receive a Purchase Option Agreement (the “Option Agreement”) to purchase 165,000 ordinary shares at an exercise price of $6.25 per share. The Option Agreement expires on August 2, 2017.

The net proceeds to Rosetta from the Offering, after deducting underwriting discounts and expenses and Rosetta’s estimated Offering expenses are expected to be approximately $25.0 million.

The Offering is being made pursuant to a prospectus dated August 2, 2012 pursuant to Rosetta’s registration statement on Form F-1 (File No. 333-182329), which was initially filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2012 and was declared effective by the SEC on August 2, 2012 (the “Registration Statement”).

A copy of the Underwriting Agreement is filed as Exhibit 1.1 to this Report and is incorporated by reference herein. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by such parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Underwriting Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Underwriting Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Underwriting Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Rosetta or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Underwriting Agreement, and this subsequent information may or may not be fully reflected in Rosetta’s public disclosures. A copy of the form of Option Agreement was filed as Exhibit 4.21 to the Registration Statement and is incorporated by reference herein. A copy of the opinion of Raved Magriso Benkel & Co. relating to the legality of the issuance and sale of the shares in the Offering was filed as Exhibit 5.1 to the Registration Statement and is incorporated by reference herein. On August 2, 2012, Rosetta issued a press release announcing that it had priced the Offering. Rosetta’s press release is filed as Exhibit 99.1 to this Report and is incorporated herein by reference. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

The information contained in this Report is hereby incorporated by reference into Rosetta’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to the risks identified in reports filed from time to time with the SEC.  All such forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Exhibits

Exhibit Number	Description of Exhibit

1.1	Underwriting Agreement.

99.1	Press Release of Rosetta Genomics Ltd. dated August 2, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: August 3, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer